Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Earnings:
Loss from continuing operations before income taxes	$(13,572)	$(37,301)	$(3,311)	$(46,298)	$(47,648)
Fixed charges	43,437	30,382	23,475	24,269	31,668
Total	$29,865	$(6,919)	$20,164	$(22,029)	$(15,980)

Fixed Charges:
Interest expensed (includes amortization of premiums, discounts and deferred financing costs)	$42,677	$29,769	$22,992	$23,733	$31,276
Interest within rental expense	760	613	483	536	392
Total	$43,437	$30,382	$23,475	$24,269	$31,668
Deficiency of earnings to fixed charges	$13,572	$37,301	$3,311	$46,298	$47,648